Filed by Terex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Terex Corporation
Commission File No.: 001-10702
Date: August 13, 2015

TEREX CORPORATION

Moderator:  Barbara Campbell
August 12, 2015
5:33 p.m. ET

OPERATOR:  This is conference ID#:  9035563

Ladies and gentlemen, thank you for standing by and welcome to the Town Hall Meeting.  All lines have been placed on mute to prevent any background noise.  If you should need any assistance, please star zero for the operator.

I will now hand over this call to the CEO, Ron Defeo.  Please go ahead, sir.

Ronald Defeo:	Thank you, (Tameka). And thank you, everyone. We have a full house in our auditorium. I apologize for those of you that have to stand and listen to me talk. You may have to stand a little while, so I'll try to talk more quickly.

And for everyone that's on the call, I will try to be as clear and concise as possible.  I promise that I will take as many questions as you like, but I also want to assure you that your company's in good hands.

We've got a good plan.  This is an exciting time.  And our company's going to be stronger tomorrow than today.  It's going to be a little different but difference isn't always bad.  Difference is good if it's done for the right reasons and I think what we're doing here is for the right reasons and I think we'll make a stronger enterprise long term.

I won't have all the answers to all of your questions today.  Ultimately, we all make decisions on the basis of, "Well, what does this mean for me?  What does this mean for me personally?"  Ultimately if the company is strong it should mean something good for you personally.

And this is about trying to make Terex a more competitive company, a more successful company tomorrow by merging with Konecranes.  So let me start with explaining what it is and then we can get into a little bit of how it works, and then a little bit of the benefits for each and every one of us team members and some of us as shareholders.

This is going to appear a little bit like a classic financial transaction.  I'm going to use terms that will be very familiar to some of you and completely unfamiliar to some of you as well.  So there's a very big distance sometimes in explaining transactions like this so I'll try to make it as direct and as straightforward as I possibly can.

Konecranes is a company headquartered in Finland.  It's a competitor of ours.  It's about a 2.1 billion euro company.  It's been a company that's been quite successful for many years in the industrial crane and port business.

I've known the leadership of Konecranes for over 15 years.  In fact, I think I made my first trip to Finland and – as a Terex some 15 years ago to visit the current chairman of the board of Konecranes.

It's been a company I've followed.  It's been a company that understands customers and understands excellence.  Today, we're announcing a stock for stock merger.  An exchange between our stock and their stock at no premium.

What that really means is we will be merging the Terex stock into the Konecranes stock.  And every Terex shareholder will get 0.8 shares of Konecranes stock.  This is going to take time.  This will have to go through regulatory approvals.

It's unlikely that this will close until sometime in the middle part of 2016.  But it's actually a pretty exciting time and the financial market seemed to like it.  The Konecranes stock was up today quite significantly, somewhere about 20 percent.  And I think the Terex stock is up today significantly somewhere in the 15 to 20 percent range as well on top of a 5 percent increase yesterday.

So I think the financial markets have initially voted that they see this as a positive – as a positive move.  We're also announcing a couple of other financial elements to this transaction.  During the first several years of the combined company, we expect to buy back shares in the open market of the new company totaling about $1.5 billion.

The reason we'll do that is to reduce the amount of delusion that the Konecranes Terex company will have.  That will be the name of the new company, Konecranes Terex.  There's no significance to which name is first and which name is second.  Don't try to read anything into that.

And in many respects, this is a classic merger of equals.  Terex shareholders will get 60 percent of the new company and Konecranes shareholders 40 percent.  The chairman of Konecranes will become the chairman of Konecranes Terex.  The CEO of Terex will become the CEO of Konecranes Terex.

It's a shared governance and a shared responsibility for both of our enterprises.  We'll build a new Board of Directors and following the close, that Board of Directors will consist of nine board members, five of which will come from the Terex board and four of which will come from the Konecranes board.

So the Konecranes Terex Board of Directors will be nine people, five from the heritage of Terex and four from of Konecranes.  But from the minute we began these conversations, they were structured in a way which I would say was highly collaborative and where we were looking to find ways to grow in a difficult to grow environment.

What's important in our business?  Well, let's look at the facts.  Over the past five years, Terex has not grown.  We're about $7 billion of revenue, plus or minus 4 or 5 percent over those five years.  Achieving real growth is very hard in a capital goods environment that is dependent upon economic progress for success.

In many respects, our company grew quite substantially when developing markets were strong and before commodity prices became weak.  In many respects, Konecranes is in exactly the same place.  This is a company that's had revenue of about 2 billion euros plus or minus 5 or so percent for the past five years as well.

So we share this challenge of how do you grow organically.  We also know that companies when combined, scale is important.  Size matters.  When you go to the capital markets, when you look to invest, when you look to innovate, when you look secure more business from customers, bigger is better.

And bigger drives efficiency.  And it's important when growth is hard to come by that you find new ways to drive profitability.  I think everybody on the call to one degree or another and everyone in this room to one degree or another follows our stock price.

Certainly our stock price has not performed well.  We can choose to watch television and check the chart and not try to change the outcomes or we can choose to try to change the outcomes.  Your management team and the Konecranes management team has put an effort and an initiative together to try to change the outcomes.

Together, we believe there's approximately 110 million euros or $121 million of synergies that can be achieved – pre-tax synergies that can be achieved by putting our companies together.  Now let me frame that for you.

If we trade with an 8 or 10 times multiple and you multiply 8 or 10 times the $120 million of synergies as the financial markets will do, that creates over a billion dollars of equity value right away from synergies.

And guess what happened this morning when we announced the deal?  Over a billion dollars of value was created for the owners of Terex and the owners of Konecranes.  That synergy level is shared 60 percent for Terex shareholders and 40 percent for Konecranes shareholders.

Now you may ask, why do this?  Because we could not do this allow.  Konecranes could not achieve these synergies alone.  Some of the synergies will be achieved through reducing our tax rate.

In addition to the $125 million of pre-tax synergies, we've also identified with Mr. Wylie's help and that of many of you in this room, an additional $35 million of after tax synergies.  The company will be headquartered in two places.

Hyvinkaa, Finland which is 20 minutes north of Helsinki and Westport, Connecticut.  We will be a Finnish company, that will be our domicile.  Long term, we'll look to domicile the company in the most tax-efficient location possible but it is not because of taxes that we are making this transaction.  It is because of the synergies and the industrial logic that are built in to this transaction.

In addition to the share we purchase, we're committing to the financial markets that the new company will pay a dividend of approximately $1.15 per share.  And be patient with me, I mix euros and dollars here kind of interchangeably.  The exchange rate is about 1.1 or a 1.10.

For perspective, the current Terex dividend is 24 cents a share.  Now, since we will be getting 0.8 shares of the stock of Konecranes, that's like increasing our dividend from 24 cents to 92 or 93 cents a share.  So more than tripling the dividend.

So in many respects, this transaction has a feel of the Goldilocks story.  There's something in it for everybody.  There's something in it for our customers and that our customers will get a more competitive product line, a complementary product line because while there are some overlaps, there are little substantive overlaps and we think we'll be able to offer our customers a much more globally competitive business.

Our shareholders, we get attached to the Konecranes equity, which has a high valuation, at a good time for the European market.  We will repurchase 1.5 billion shares of that stock following the close.

We will have a dividend that will nearly triple so the yield to an investor of Terex will be approximately 3.5 to 4 percent, a very substantial yield, making the value to the Terex equity strong.

And the leverage for the new company or the amount of debt that the new company will have will average about 2.3 to 2.4 times net debt to EBITDA which is a very – which is a very attractive initial level of leverage for a company that we're creating.

And last, for the team members and for our communities, I think we'll be able to put together a very compelling, long-lasting company that will have a very strong service component.  One of the benefits of Konecranes is that approximately 45 percent of its revenue today comes from service.

What product do you think they service the most?  Demag Cranes exactly.  They have captured a substantial portion of our aftermarket business.   They have today about one billion dollars of revenue in the United States.

Our Demag Cranes business in the United States has a lot less than that.  A lot less than that.  So a great opportunity.  I think our team members will benefit from a more competitive business proposition and I think with the success of the company, will obviously come some – more job security.  And hopefully, some financial rewards.

We haven't paid bonuses at full level in this company in several years and it certainly would be my plan to get back on that approach where, you know, we are more financially successful than we've been over the past several years.

But, you know, it's hard to be financially successful when the end markets are so challenging.  So you have to find something to do to overcome that.  And that's part of what this transaction is all about.

I want to make sure I've covered everything that's critical.  I think I have but obviously as I said in the beginning, I won't be able to answer every question.  With change comes uncertainty.  With uncertainty, people get worried.

I encourage you not to get worried.  Each and every one of you here at the Westport office plays a critical leadership role in helping to build this company.  We need you.  We need you dedicated.  We need you focused and we need you committed to this new company that we're about to embark upon.

This is a day where tomorrow, we should be a stronger company even in a less strong operating environment.  Is there likely to be some job uncertainty around company and some places?  Yes, there is.  You know, and we can't stand up here and say that there won't be some areas where we will have to make some adjustments, in our manufacturing footprint, in our selling and administrative expense.  But frankly speaking, the opportunity to grow the business should be able to offset a lot of those possible reductions.

So overall, I think it's a good move for Terex.  I think it's good move for our customers and I think our shareholders are already thinking it's probably a good move for them.

So with that, I'm going to open it up to questions in this room first.  Well, actually only, I'm not going to take questions from the phone but I will repeat the question such that everyone on the phone gets to hear the question and the answer.  And I have some of my experts in the room that have worked night and day over the past several weeks that I just want to publicly thank.

You know, the treasury team, the legal team, the human resources team, there's been some extraordinary efforts being made.  The business development team.  That small powerful team of Brian, (Paramel), (Randy), everyone has worked really, really hard to get to where we are today.

The last thing I'd like to say is that we've got a company to run.  Nothing will work if we don't keep focused on doing what we're doing for the next nine months for sure.

So with that, I'll open it up to any and all questions you have.  Don't be bashful.  Yes.

(Off-mike)

Ronald Defeo:	The question from (Cara) was how will this impact the projected $60 million of savings we still have to achieve this year. It shouldn't impact it at all. In fact, those projects are identified. They're detailed by business activity, whether it's supply chain, corporate cost, et cetera. Those will be ongoing. And I don't expect anything to slow down.

The global initiative should continue.  If anything else, this is just a platform for future opportunity.  Stig Gustavson, who's the chairman of Konecranes, said on the conference call, if anything, he has – he has a lot to learn from the Terex tax department.

I thought that was a pretty interesting commentary myself.  And I think it's a good indicator.  But that's just one of the possible – the Terex global initiative that can happen.  But supply chain and all those other things, we all need to say focused on finishing that, finishing that initiative.

Yes, (Susan).

(Susan):	Ron, it was said on the call this morning that prior to the close, several cub-committees that you formed to look at synergy implementation. And I wondered if you could tell us a little bit more about the plans to that and what we can expect …

(Off-mike)

Ronald Defeo:	In fact, at the time of this announcement, we already have a game plan to create a subcommittee to work on synergies and synergy implementation. Now there's definitely some things that we can do today and there are some things that we can't do today.

We are competitors after all and we have to have an antitrust review.  But clearly, there are some things will be worked on.  That subcommittee is comprised of five individuals three from Terex and two from Konecranes.  Those individuals I think know who they are and I hope they get to work.

I think we know what needs to happen and I think we're committed to what needs to happen such that we can generate as much savings early on as possible.  You know, I think we negotiated this as part of our – business combination agreement.

(Eric), do you have anything you want to add?

(Off-mike)

Male:	Yes, (Rob).

Ron Defeo:	(Rob).

(Rob):	How would you characterize the earlier reaction from our analysts on this morning's call with you guys?

Ronald Defeo:	Question is how would I characterize the earlier reaction from our analysts on the call this morning? Initially disbelief. I don't think they knew or expected this. I think when they got underneath it, I think their reaction was, "This seems to be a pretty smart transaction."

I think we announced on a day when the overall market is very negative.  Now, China just announced the devaluation of their currency.  So the overall market is pretty negative.  But I think once our analyst got to understand it, I think this they were quite positive.

And frankly, I heard that Jim Cramer commented on it this morning on his TV show and he probably said something like and I didn't see it, "This is the way it should be done."

(Rob):	It was a great transaction.

Ronald Defeo:	Yes.

(Rob):	(I did too).

Ronald Defeo:	Yes. I'm not sure I would necessarily say Jim Cramer is the be-all and end-all of it. You know, because tomorrow he'll say something negative about me and I'll, you know, want to change my mind but – no, but in general I think it was well-received. Yes, (Jeff).

(Jeff):	Currently, also we (inaudible) restructuring and I'm looking at our new like (inaudible) how we're going to be set up and it looks like we almost (inaudible) doubling the energy (gas) as a percentage of our whole business. Is there any material changes (inaudible)?

Ronald Defeo:	Yes. The question here is it looks the – we're almost doubling the size of the MHPS business. Now, what does this mean really for how we plan to structure the company going forward?

You know, I think this will be a matter for new Board of Directors to consider.  I think it's clear that Konecranes is just in the industrial listing and post business but the good news is that we have world-class franchises and several other product categories.

And our objective of course is to build world-class franchises in every business that we're in.  And I think that's one of the fundamentals behind this transaction.  So I wouldn't look at it and say, "Well, 45 percent, wow, that means maybe we can spin that off."

We're not that much of a financial engineer.  OK?  That's not what this is about.  This is truly about bringing two companies together have the ability to be additive.  One plus one will equal more than two here.  It should equal three.  And while I wouldn't teach that mathematics to my granddaughter, I think business people tend to know it, so.

Any other questions?  Yes.  Hey, Brian.

Brian Daly:	… what their value, you mentioned (inaudible) 15 years …

(Off-mike)

Ronald Defeo:	Sure. The question from Brian Daly is, you know, since we – he's been at Terex, we spend a lot of time building our culture, building the Terex way values. And to paraphrase, so what's the Konecranes's culture like? Is it compatible? How do we think it will work with the Terex culture?

Frankly, one of the first things we did when we sat down was we talked about our cultures.  We talked about how we made decisions.  We talked about values.  We started frankly with safety.  We talked a lot about how we think about safety.

And I got very comfortable that their attitude toward safety is very consistent and compatible with our attitude toward safety.  Then we discussed ethics and spent a lot of time on that topic.  Frankly, everybody likes to think they're really at the top of their game on ethics and compliance and I think we do a phenomenal job, a really good job but I think we have so much more opportunity to drive that culture in this company globally so that everybody knows the only thing that counts is to do it right.

But I think they feel the same way.  I do think they have a strong attitude which is quite Nordic in its tradition of consensus as opposed to command and control leadership.  And of course, servant leadership is not exactly consensus but it's a – consensus is a lot closer to servant leadership than command and control.

Servant leadership in my opinion happens best when the attitudes are driven to help people be successful.  Consensus gets you closer but until you really allow people to take a risk and fail and then help them as they learn, consensus can be only halfway there.

Consensus can be about finding compromise but if you compromise on something that's not as good as it can be, then you're not being as good as you can be in my opinion.  So I think in many ways, our cultures are very compatible but like anything, we're American, they're European.  They're not just European, they tend to be Nordic but they're also quite global.

Their CEO spent two years living in Asia in order to learn the Asian business while he was CEO and – so I think they very much have a global orientation.  But, you know, we shouldn't come to the conclusion that this will just be a natural merger without its issues.

In many respects, companies like to think this way.  We're buying them, we're in charge.  OK?  Who's in charge?  Don't ask that question about who's in charge.  Ask the question about what do we need to do.  How can we be better?  How can we learn from them?

How can we take what they do and make it better?  If we take that attitude as opposed to, "This is my department, damn it.  I'm in charge, I'm going to resolve it this way," I think we're going to be much better off.

And so as we go through this process, we have to remind each other that it's less about who's in charge and more about what we have to do to be successful.  Yes, (Kevin).

(Off-mike)

(Kevin):	… how will we nurture …

(Off-mike)

Ronald Defeo:	The question is how will we nurture customer relationships especially today among some customers that see us as two competing suppliers? I think that's a great question and I don't think there's a simple answer for that.

But I will say this, I don't believe there's as many situations where we're viewed as competing suppliers as there are opportunities to help each other.  You know, if you look at the port business, we're strong in mobile harbor cranes, they don't have any.

They have certain products that we don't have in our port business.  So we can now go to a port and say, "You know, we were trying to sell you what we had as opposed to what you needed."  You know, I think we can position ourselves in a better way.

I think from a service perspective, "Holy cow, what a great opportunity."  The installed base that's out there with thousands of service people that we can build upon.  We need to make those people ambassadors of the Konecranes Terex value proposition.

And I think we can do that and I think they have been working on it.  You know, I shared with them many of our early failures in our services business.  And they said, "Yes, been there, done that."  You know, and so I think there's a real common understanding of some of the business issues.

So, you know – but one of Terex's shortcomings I think is we've been much more operational than we've been customer-focused.  And we need to get more customer-focused and I think Konecranes will help us do that.  Other questions?

If you flinch, I'm going to call on you.  I apologize again for people standing up here.  I know it's a long time to – for you to stand.  Yes, (Sheila).

(Off-mike)

Ronald Defeo:	You know headquarters in today's company is really where the people are, OK? And, you know, the old traditional view of where corporate headquarters are and the big edifice that you have with the big name across the top that goes on your brochure and says, you know, "Look at how big I am, look at how important I am," well, that's the – not the headquarter view of the millennial.

The millennial view is – and not that I'm one, OK?  Is we're going to be wherever we need to be and we're going to make a difference wherever we need to make a difference.  And so, you know, it's less critical where that corporate statue is and more important where the business activity does.

Do I expect my Chief Financial Officer to be in multiple places?  Absolutely.  Absolutely.  You know, the CFO needs to be ever present in a lot of places.  OK?  But the same is true for a lot of the positions that are here.

So it's less about where you are and more about what you do.  And I think that's where the company of the future is going to be because of course technology allows you to do that.  I know you're going to have a lot of questions.  I know that this was a surprise to many of you but many of you probably kind of sensed something going on in the office.

Who thought they knew about this deal?  Come on, raise your – no.  No, don't raise your hands but – you know, this is a small office.  We're all on the same team.  I hope you trust me.  I hope you trust that you and your leadership team area trying to do the best for all Terex shareholders.

This is not being an American.  This is not being a European.  This is not being, you know, a Connecticut.  This is about doing things that are going to make our company more competitive.  And we'll get most of it right.  And what we don't get right, we'll work hard to fix.  And with your help, we'll fix it quickly.  And it won't be an error of consequence.

So with that, I'd like to thank you and, you know, let me know what you think and let's keep an open door so that we get the best new company that we can possibly build.

Thank you very much (for today).  I think, (Tameka), you can close out the call.

Operator:	You're welcome, sir. This concludes today's Town Hall Meeting. Thank you joining. You may now disconnect your line.

END
Important Information For Investors And Stockholders
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed Business Combination, Terex and Konecranes will file relevant materials with the SEC, including a Konecranes registration statement on Form F-4 that will include a proxy statement of Terex that also constitutes a prospectus of Konecranes, and a definitive proxy statement/prospectus will be mailed to stockholders of Terex. INVESTORS AND SECURITY HOLDERS OF TEREX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Terex or Konecranes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Terex will be available free of charge on Terex's internet website at www.Terex.com.

Terex, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Terex is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 1, 2015.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words "may," "expects," "intends," "anticipates," "plans," "projects," "estimates" and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.
Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and Konecranes, include among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex' public filings with the SEC and Konecranes' annual and interim reports.  Each of Terex and Konecranes disclaim any obligation to update the forward-looking statements contained herein.